Exhibit 99.1

Qihoo 360 Launches Full Suite of Mobile Browsers

BEIJING, Sept. 20, 2011 /PRNewswire via COMTEX/ — Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), the No. 3 Internet company in China as measured by active user base, today announced that it has launched a full suite of mobile browsers supporting iPads and Android based tablets and smart phones.

The company launched its first mobile browser for the iPad on August 18, 2011, which is available for free download on Apple’s App Store under the name of “360 Browser (in Chinese characters) HD.” The Company also launched beta versions of its mobile browser for Android-based tablets and smart phones on September 17, 2011. The Android browsers have specially customized designs for tablets and smart phones with different screen sizes ensuring a smooth and seamless browsing experience on a variety of mobile devices. The Android browsers are available for free download at mse.360.cn.

Qihoo 360’s mobile browsers offer many innovative and convenient features including:

1.              Gesture Browsing: enabling users to take full control of their browsing experience with a few easily customized touch-based gestures.

2.              Cloud Based Favorites: storing bookmarks & favorites in the cloud allowing users to keep the same personalized web settings on both PC and mobile browsers through synchronization.

3.              Multi-tab Browsing: providing a seamless browsing experience when switching between web pages.

4.              Smart & Integrated Address and Search Bar: delivering fast, accurate, and relevant suggestions and search results for users.

5.              Built-in Web-based App Store: allowing users to browse through a massive collection of apps, including social-networking generated recommendations.

6.              Industry Leading Web Navigation: providing shortcuts to the most popular websites and services for mobile internet users.

“We are very excited to further expand our mobile product offerings, particularly with the browser acting as the key access point for massive Internet users,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. “Given our leading market position in PC browsers, we are confident that we will be able to convert a large portion of our over 200 million PC-based browser users to our mobile browsers with advanced features such as cloud based favorites and gesture browsing. This is a very important step for us to gain a strong position in the rapidly growing Chinese mobile internet market and ultimately build a truly multi-device, cross-OS Internet platform.”

About Qihoo 360

Qihoo 360 Technology Co. Ltd. is the No. 3 Internet company in China as measured by user base. As of June 2011, the Company had 378 million monthly active Internet users, representing a user penetration rate of 92% in China, according to iResearch. The Company is also the No. 1 provider of Internet and mobile security solutions in China as measured by active user base, according to iResearch. Recognizing security as a fundamental need of Internet and mobile users, Qihoo 360 offers comprehensive high-quality Internet and mobile security solutions free of charge. In addition, Qihoo 360 also provides users with secure access points to the Internet via its industry leading Safe Browser and Application Desktop. Qihoo 360 monetizes its massive user base primarily through online advertising on its web assets and through Internet value-added services on its open platforms.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its final prospectus dated March 29, 2011.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

Tel: +86 10-5878-1574

E-mail: ir@360.cn

Christensen

Mr. Christian Arnell

Tel: +86 10-5826-4939

E-mail: carnell@ChristensenIR.com